UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
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SCHEDULE 13D\A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Gilat Satellite Networks Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.2 Per Share

(Title of Class of Securities)

 M51474118

(CUSIP Number)
FIMI IV 2007 Ltd. Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,834,656 (*)
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,834,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,656
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* The number of Shares reported by FIMI in this table does not include Shares that may be acquired by FIMI in the Offer (as set forth in Item 6 of this Statement).

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,834,656 (*)
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,834,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,656
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* The number of Shares reported by FIMI in this table does not include Shares that may be acquired by FIMI in the Offer (as set forth in Item 6 of this Statement).

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,834,656 (*)
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,834,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,656
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The number of Shares reported by FIMI in this table does not include Shares that may be acquired by FIMI in the Offer (as set forth in Item 6 of this Statement).

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,834,656 (*)
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,834,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,656
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The number of Shares reported by FIMI in this table does not include Shares that may be acquired by FIMI in the Offer (as set forth in Item 6 of this Statement).

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,834,656 (*)
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,834,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,656
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The number of Shares reported by FIMI in this table does not include Shares that may be acquired by FIMI in the Offer (as set forth in Item 6 of this Statement).

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Five, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,834,656 (*)
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,834,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,656
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* The number of Shares reported by FIMI in this table does not include Shares that may be acquired by FIMI in the Offer (as set forth in Item 6 of this Statement).

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,834,656 (*)
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,834,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,656
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* The number of Shares reported by FIMI in this table does not include Shares that may be acquired by FIMI in the Offer (as set forth in Item 6 of this Statement).

1	NAME OF REPORTING PERSONS. Ishay Davidi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 9,834,656 (*)
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 9,834,656
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,834,656
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The number of Shares reported by FIMI in this table does not include Shares that may be acquired by FIMI in the Offer (as set forth in Item 6 of this Statement).

This Amendment No. 4 to Schedule 13D amends Schedule 13D originally filed on September 17, 2012, Amendment No. 1 to Schedule 13D originally filed on November 13, 2012, Amendment No. 2 to Schedule 13D originally filed on November 15, 2012 and Amendment No. 3 to Schedule 13D originally filed on February 4, 2014.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 9,776,324 ordinary shares, par value NIS 0.20 per share (“Shares”) of Gilat Satellite Networks Ltd. (the “Company”) purchased to date by FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership (collectively, "FIMI”) is $41,978,437.3 (an average price per share of US$4.3). The source of funding for the purchase of such Shares and the source of funding for the purchase of any additional Shares under the Offer (as set forth in Item 6) is currently expected to be, the capital of FIMI.

Item 4.    Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the securities of the Company described in Item 5 of this Statement for investment purposes and shall acquire securities of the Company in the Offer, as described in Item 6 of this Statement, for investment purposes.

The Reporting Persons reserve the right to dispose of any or all of their shares in the Company in the open market or otherwise, at any time and from time to time.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)- (b)    The Reporting Persons beneficially own and have shared power to vote and shared power of disposition over 9,834,656 Shares, representing approximately 23.1% of the Company's Shares (based upon (i) the 42,459,061 shares outstanding as of May 29, 2014 (pursuant to a 6-K filed by the Company on May 29, 2014); and (ii) options to purchase 58,332 Shares which are currently exercisable or are exercisable within 60 days of the date hereof granted to FIMI by the Company in connection with the service of its executives, Ishay Davidi and Amiram Boehm, as members of the Company's board of directors).

(d)           Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following paragraphs shall be added to Item 6:

Pursuant to an Agreement, dated as of September 17, 2014 (the "Agreement"), among (1) FIMI and (2) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd. (collectively, “York”), (i) FIMI undertook to make (by itself or together with any of its designees), a public "special tender offer" (as defined in Part 8, Chapter 2 of the Israeli Companies Law, 1999) on or prior to October 24, 2014, to acquire 5,166,348 ordinary shares of the Company in consideration for a cash price of US$ 4.95 per share (the “Offer”), and (ii) York undertook to accept the Offer in respect of the 5,166,348 Shares held by it and not to offer or sell the Shares held by it to any other person until the expiration of the Offer.

The foregoing summary of the transactions contemplated in the Agreement is qualified in its entirety by reference to the full text of the Agreement included as Exhibit 1 hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1
Agreement, dated as of September 17, 2014 among (1) FIMI Opportunity Fund IV, L.P., FIMI Israel Opportunity Fund IV, Limited Partnership,  FIMI Opportunity V, L.P. and FIMI Israel Opportunity V, Limited Partnership, and (2) York Capital Management, L.P., York Multi-Strategy Master Fund, L.P., York Credit Opportunities Fund, L.P., York Credit Opportunities Master Fund, L.P., Jorvik Multi-Strategy Master Fund, L.P. and Permal York Ltd.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2014

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

FIMI Israel Opportunity Five, Limited Partnership By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Shira and Ishay Davidi Management Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

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